UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)

August 5, 2004

Commission File Number 0-24395

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**94-2450490**
(State or Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)
Telephone: (415) 715-3900

Item 7. Financial Statements and Exhibits

(c) Exhibits

    99.1.   Press Release dated August 5, 2004.

Item 12. Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On August 5, 2004, bebe stores, inc. issued a press release announcing its July 2004 sales.

The press release relating to the July 2004 sales is attached hereto as Exhibit 99.1.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 5, 2004

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
　　　　Chief Financial Officer
　　　　bebe stores, inc.
　　　　(415) 715-3900

bebe stores, inc. Announces July 2004 Sales;
Same Store Sales Increase 9.7%

BRISBANE, CALIF. – August 5, 2004 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $31.3 million for the month ended July 31, 2004, an increase of 20.4% compared to sales of $26.0 million for the month ended July 31, 2003.

Same store sales for July increased 9.7% over the comparable period of fiscal 2004. Prior year same store sales increased 5.2% in July 2003.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. will host a conference call on Thursday, August 12, 2004 at 9:30 A.M. Pacific Time to discuss fourth quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "bebe". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe and BEBE SPORT brand names. bebe currently operates 201 stores, of which 177 are bebe stores and 24 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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